UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Specialty Underwriters Alliance, Inc.
_______________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________________
(Title of Class of Securities)

84751T309
______________________________________________________________
(CUSIP Number)

January 29, 2007
______________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 84751T309	13G

1.	NAMES OF REPORTING PERSONS Duke University I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 56-0532129
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 525,000
	6.	SHARED VOTING POWER 253,175
	7.	SOLE DISPOSITIVE POWER 525,000
	8.	SHARED DISPOSITIVE POWER 253,175
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,175
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.29%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 84751T309	13G

1.	NAMES OF REPORTING PERSONS The Duke Endowment I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 56-0529965
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 71,500
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 71,500
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.49%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 84751T309	13G

1.	NAMES OF REPORTING PERSONS DUMAC, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 65-1319939
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 325,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 325,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.21%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 84751T309	13G

1.	NAMES OF REPORTING PERSONS Blackwell Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 20-8075455
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 325,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 325,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.21%
12.	TYPE OF REPORTING PERSON IV

CUSIP No. 84751T309	13G

1.	NAMES OF REPORTING PERSONS Employees’ Retirement Plan of Duke University I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 58-2255087
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 91,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 91,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.62%
12.	TYPE OF REPORTING PERSON EP

Item 1(a).	Name of Issuer:

Specialty Underwriters Alliance, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

222 S. Riverside Plaza
Chicago, IL 60606

Item 2(b).	Name of Person Filing:

Duke University

The Duke Endowment

DUMAC, LLC

Blackwell Partners LLC

Employees’ Retirement Plan of Duke University

Item 2(b).	Address of Principal Business Office:

Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

The Duke Endowment
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

Blackwell Partners LLC
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

Employees’ Retirement Plan of Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC 27701

Item 2(c).	Citizenship:

Duke University
North Carolina

The Duke Endowment
North Carolina

DUMAC, LLC
North Carolina

Blackwell Partners LLC
Georgia

Employees’ Retirement Plan of Duke University
North Carolina

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

84751T309

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whetherthe person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

DUMAC, LLC (“DUMAC”) is a North Carolina limited liability company formed by Duke University and The Duke Endowment, a charitable trust established in 1924 by James B. Duke, to provide the members and their affiliated entities with investment management services on a not-for-profit basis. Duke University owns approximately 74% of the membership interests in DUMAC, while The Duke Endowment owns the remainder, or approximately 26%. As a result, Duke University is deemed to control DUMAC. Blackwell Partners LLC (“Blackwell”) is a Georgia limited liability company through which Duke University and the Duke Endowment make certain of their segregated account investments. Each of Duke University, the Duke Endowment and Blackwell receive investment management services from DUMAC.

As of the date of this filing, Blackwell holds and beneficially owns 325,000 shares of common stock of Specialty Underwriters Alliance, Inc. (“Specialty Underwriters”), which constitutes approximately 2.21% of Specialty Underwriters’ outstanding common shares as reported in its Quarterly Report on Form 10-Q filed on May 12, 2008. DUMAC has been granted sole discretion over all investment and voting decisions for the shares held by Blackwell on behalf of Duke University and The Duke Endowment. As a result, DUMAC shares beneficial ownership of these 325,000 shares with Blackwell.

The Duke Endowment owns approximately 22.0% of the membership interests of Blackwell. As a result, The Duke Endowment beneficially owns approximately 71,500 shares of Specialty Underwriters’ common stock held by Blackwell.

Duke University owns approximately 77.9% of the membership interests of Blackwell through its wholly-owned subsidiary, Gothic Corporation. As a result, Duke University is deemed to control Blackwell and beneficially owns approximately 253,175 shares of Specialty Underwriters’ common stock held by Blackwell. Additionally, as of the same date, Duke University directly holds and beneficially owns 525,000 shares of common stock of Specialty Underwriters, which constitutes approximately 3.57% of Specialty Underwriters’ outstanding common shares.

The Employees’ Retirement Plan of Duke University directly holds and beneficially owns 91,000 shares of Specialty Underwriters’ common stock as of the same date, which constitutes approximately 0.62% of Specialty Underwriters’ outstanding common shares. Both Duke University and the Employees’ Retirement Plan of Duke University have sole power to vote and to dispose of the shares each holds directly.

None of Duke University, The Duke Endowment, DUMAC, Blackwell nor the Employees’ Retirement Plan of Duke University individually owns more than five percent of Specialty Underwriters’ outstanding common stock; however, collectively they own approximately 6.40% of Specialty Underwriters’ common stock. This Schedule 13G has been filed for informational purposes to reflect that DUMAC makes investment decisions for each of Duke University, The Duke Endowment, Blackwell and the Employees’ Retirement Plan of Duke University.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 7, 2008

Duke University

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller, DUMAC, LLC

DUMAC, LLC

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller, DUMAC, LLC

Blackwell Partners LLC

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller, DUMAC, LLC

The Duke Endowment

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller, DUMAC, LLC

Employees’ Retirement Plan of Duke University

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller, DUMAC, LLC